
06061419

FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

P.E. 10-2-06

For the month of October 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant's name into English)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal office)


SEC MAIL
RECEIVED
PROCESSING
OCT 31 2006
WASH. D.C.
190
SECTION

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F _x_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x_

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ___ No _x_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Summary of Contents

The following data represents consolidated financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Fomento Económico Mexicano, S.A. de C.V. for the quarter ended September 30, 2006. It contains the following tables:

- Balance Sheet
- Income statement
- Statement of changes in financial position
- Data per share
- Ratios
- Management discussion and analysis on the financial condition and results of operations of the company
- Accompanying notes to the consolidated financial statements
- Summary of share investments
- Summary schedule of credit and loans
- Trade balance and monetary position in foreign currency
- Integration and income calculation by monetary position
- Bonds and medium term notes listed in stock market
- Plants, commerce centers or distribution centers
- Main raw materials
- Sales distribution by product: domestic sales
- Sales distribution by product: foreign sales
- Integration of the paid capital stock
- Project information
- Transactions in foreign currency and conversion of income statements of foreign operations
- Notes to the consolidated financial statements

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA — TRIMESTRE: 3 — AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

AL 30 DE SEPTIEMBRE DE 2006 Y 2005

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF. S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s01	ACTIVO TOTAL	141,498,503	100	129,840,707	100
s02	ACTIVO CIRCULANTE	25,974,983	18	22,076,860	17
s03	EFECTIVO E INVERSIONES TEMPORALES	10,821,270	8	8,963,351	7
s04	CUENTAS Y DOCUMENTOS POR COBRAR A CLIENTES (NETO)	5,805,296	4	5,044,528	4
s05	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	1,899,186	1	1,711,992	1
s06	INVENTARIOS	7,133,243	5	6,271,963	5
s07	OTROS ACTIVOS CIRCULANTES	315,988	0	85,026	0
s08	ACTIVO A LARGO PLAZO	1,181,729	1	1,223,644	1
s09	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	384,941	0	441,241	0
s10	INVERSIONES EN ACCIONES DE SUBS. NO CONSOLIDADAS Y ASOC.	796,788	1	782,403	1
s11	OTRAS INVERSIONES	0	0	0	0
s12	INMUEBLES, PLANTA Y EQUIPO (NETO)	50.512.575	36	48.169.132	37
s13	INMUEBLES	6,643,966	5	5,965,800	5
s14	MAQUINARIA Y EQUIPO INDUSTRIAL	80,965,386	57	75,446,939	58
s15	OTROS EQUIPOS	0	0	0	0
s16	DEPRECIACION ACUMULADA	39,390,417	28	34,672,200	27
s17	CONSTRUCCIONES EN PROCESO	2,293,640	2	1,428,593	1
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	55,143,663	39	50,031,240	39
s19	OTROS ACTIVOS	8.685.553	6	8.339.831	6
s20	PASIVO TOTAL	66,334,291	100	62,023,535	100
s21	PASIVO CIRCULANTE	28,299,618	43	15,952,734	26
s22	PROVEEDORES	9,148,513	14	7,680,739	12
s23	CREDITOS BANCARIOS	7,743,169	12	1,828,199	3
s24	CREDITOS BURSATILES	3,323,359	5	0	0
s25	IMPUESTOS POR PAGAR	2,054,193	3	1,785,824	3
s26	OTROS PASIVOS CIRCULANTES	6,030,384	9	4,657,972	8
s27	PASIVO A LARGO PLAZO	27,445,872	41	36,072,073	58
s28	CREDITOS BANCARIOS	19,695,872	30	24,545,150	40
s29	CREDITOS BURSATILES	7,750,000	12	11,526,923	19
s30	OTROS CREDITOS	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	10,588,801	16	9,998,728	16
s33	CAPITAL CONTABLE	75,164,212	100	67,817,172	100
s34	CAPITAL CONTABLE MINORITARIO	21,919,917	29	19,415,719	29
s35	CAPITAL CONTABLE MAYORITARIO	53,244,295	71	48,401,453	71
s36	CAPITAL CONTRIBUIDO	26,190,403	35	26,190,403	39
s79	CAPITAL SOCIAL PAGADO	5,075,500	7	5,075,500	7
s39	PRIMA EN VENTA DE ACCIONES	21,114,903	28	21,114,903	31
s40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
s41	CAPITAL GANADO (PERDIDO)	27,053,892	36	22,211,050	33
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	35,364,019	47	29,840,727	44
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(8,310,127)	(11)	(7,629,677)	(11)
s80	RECOMPRA DE ACCIONES	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 3 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s03	EFECTIVO E INVERSIONES TEMPORALES	10,821,270	100	8,963,351	100
s46	EFECTIVO	3,361,002	31	4,196,888	47
s47	INVERSIONES TEMPORALES	7,460,268	69	4,766,463	53
s07	OTROS ACTIVOS CIRCULANTES	315,988	100	85,026	100
s81	INSTRUMENTOS FINANCIEROS DERIVADOS	315,988	100	85,026	100
s82	OPERACIONES DISCONTINUADAS	0	0	0	0
s83	OTROS	0	0	0	0
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	55,143,663	100	50,031,240	100
s48	GASTOS AMORTIZABLES (NETO)	1,128,532	2	1,169,290	2
s49	CREDITO MERCANTIL	0	0	0	0
s51	OTROS	54,015,131	98	48,861,950	98
s19	OTROS ACTIVOS	8,685,553	100	8,339,831	100
s84	ACTIVO INTANGIBLE POR OBLIGACIONES LABORALES	502,708	6	232,064	3
s85	INSTRUMENTOS FINANCIEROS DERIVADOS	44,492	1	134,743	2
s50	IMPUESTOS DIFERIDOS	1,286,620	15	1,509,488	18
s86	OPERACIONES DISCONTINUADAS	0	0	0	0
s87	OTROS	6,851,733	79	6,463,536	78
s21	PASIVO CIRCULANTE	28,299,618	100	15,952,734	100
s52	PASIVOS EN MONEDA EXTRANJERA	13,705,443	48	6,812,820	43
s53	PASIVOS EN MONEDA NACIONAL	14,594,175	52	9,139,914	57
s26	OTROS PASIVOS CIRCULANTES	6,030,384	100	4,657,972	100
s88	INSTRUMENTOS FINANCIEROS DERIVADOS	562,742	9	38,173	1
s89	INTERESES POR PAGAR	459,921	8	488,533	10
s68	PROVISIONES	0	0	0	0
s90	OPERACIONES DISCONTINUADAS	0	0	0	0
s58	OTROS PASIVOS CIRCULANTES	5,007,721	83	4,131,266	89
s27	PASIVO A LARGO PLAZO	27,445,872	100	36,072,073	100
s59	PASIVO EN MONEDA EXTRANJERA	5,720,307	21	7,952,764	22
s60	PASIVO EN MONEDA NACIONAL	21,725,565	79	28,119,309	78
s31	CREDITOS DIFERIDOS	0	0	0	0
s65	CREDITO MERCANTIL	0	0	0	0
s67	OTROS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	10,588,801	100	9,998,728	100
s66	IMPUESTOS DIFERIDOS	3,418,894	32	3,645,684	36
s91	PASIVOS LABORALES	2,685,571	25	2,242,853	22
s92	OPERACIONES DISCONTINUADAS	0	0	0	0
s69	OTROS PASIVOS	4,484,336	42	4,110,191	41
s79	CAPITAL SOCIAL PAGADO	5,075,500	100	5,075,500	100
s37	NOMINAL	2,981,612	59	2,981,612	59
s38	ACTUALIZACION	2,093,888	41	2,093,888	41

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 3 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	35,364,019	100	29,840,727	100
s93	RESERVA LEGAL	0	0	0	0
s43	RESERVA PARA RECOMPRA DE ACCIONES	3,000,000	8	3,000,000	10
s94	OTRAS RESERVAS	0	0	0	0
s95	RESULTADO DE EJERCICIOS ANTERIORES	27,458,811	78	22,804,849	76
s45	RESULTADO DEL EJERCICIO	4,905,208	14	4,035,878	14
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(8,310,127)	100	(7,629,677)	100
s70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
s71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(7,081,458)	85	(6,323,976)	83
s96	EFECTO ACUMULADO POR CONVERSION	(581,237)	7	(779,128)	10
s97	EFECTO ACUMULADO POR VALUACION DE INST. FIN. DERIVADOS	(477,330)	6	(315,069)	4
s98	RESULTADO POR IMPUESTOS DIFERIDOS	(29,061)	0	(118,097)	2
s99	AJUSTE AL PASIVO ADICIONAL DE OBLIGACIONES LABORALES	(141,041)	2	(93,407)	1
s100	OTROS	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA | TRIMESTRE: 3 | AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

DATOS INFORMATIVOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
s57	OTROS PASIVOS CIRCULANTES CON COSTO DE (S26)	54,200	1,104
s63	OTROS CREDITOS CON COSTO DE (S32)	81,502	0
s72	CAPITAL DE TRABAJO	(2,324,635)	6,124,126
s73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	2,685,571	2,242,853
s74	NUMERO DE FUNCIONARIOS (*)	1,123	1,033
s75	NUMERO DE EMPLEADOS (*)	48,348	48,370
s76	NUMERO DE OBREROS (*)	43,871	40,371
s77	NUMERO DE ACCIONES EN CIRCULACION (*)	5,963,710,450	5,963,710,450
s78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0
s101	EFECTIVO RESTRINGIDO (1)	93,294	70,152
s102	DEUDA CON COSTO DE ASOCIADAS NO CONSOLIDADAS	0	0

(*) DATOS EN UNIDADES

(1) Este concepto se deberá llenar cuando se hayan otorgado garantias que afecten el efectivo e inversiones temporales (s03)

NOTA: En la referencia S57 y S63 se incluye únicamente el importe que corresponde a los pasivos con costo de las cuentas S26 y S32, respectivamente.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 3 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2006 Y 2005

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	92,532,012	100	81,183,803	100
r02	COSTO DE VENTAS	50,043,250	54	43,367,093	53
r03	RESULTADO BRUTO	42,488,762	46	37,816,710	47
r04	GASTOS DE OPERACION	29,799,767	32	26,076,950	32
r05	RESULTADO DE OPERACION	12,688,995	14	11,739,760	14
r06	COSTO INTEGRAL DE FINANCIAMIENTO	1,852,116	2	2,074,472	3
r07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	10,836,879	12	9,665,288	12
r08	OTROS GASTOS Y PRODUCTOS (NETO)	763,878	1	462,498	1
r44	PARTIDAS ESPECIALES	0	0	0	0
r09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	10,073,001	11	9,202,790	11
r10	PROVISIONES PARA IMPUESTOS Y PTU	3,394,267	4	3,460,033	4
r11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	6,678,734	7	5,742,757	7
r12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	17,976	0	43,143	0
r13	RESULTADO NETO POR OPERACIONES CONTINUAS	6,696,710	7	5,785,900	7
r14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
r15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	6,696,710	7	5,785,900	7
r16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
r17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	(47,770)	0
r18	RESULTADO NETO	6,696,710	7	5,833,670	7
r19	RESULTADO NETO MINORITARIO	1,791,502	2	1,797,792	2
r20	RESULTADO NETO MAYORITARIO	4,905,208	5	4,035,878	5

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 3 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	92,532,012	100	81,183,803	100
r21	NACIONALES	67,180,131	73	61,228,175	75
r22	EXTRANJERAS	25,351,881	27	19,955,628	25
r23	CONVERSION EN DOLARES (***)	2,301,536	2	1,811,645	2
r06	COSTO INTEGRAL DE FINANCIAMIENTO	1,852,116	100	2,074,472	100
r24	INTERESES PAGADOS	3,040,318	164	3,366,449	162
r42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
r45	OTROS GASTOS FINANCIEROS	44,435	2	54,379	3
r26	INTERESES GANADOS	543,406	29	484,785	23
r46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
r25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	116,344	6	(213,466)	(10)
r28	RESULTADO POR POSICION MONETARIA	(805,575)	(43)	(648,105)	(31)
r10	PROVISIONES PARA IMPUESTOS Y PTU	3,394,267	100	3,460,033	100
r32	I.S.R. - IMPAC CAUSADO	2,922,597	86	3,499,460	101
r33	I.S.R. - IMPAC DIFERIDO	14,174	0	(418,946)	(12)
r34	P.T.U. CAUSADA	457,496	13	379,519	11
r35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA TRIMESTRE: 3 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS

OTROS CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
r36	VENTAS TOTALES	92,228,901	80,772,611
r37	RESULTADO FISCAL DEL EJERCICIO	0	0
r38	VENTAS NETAS (**)	121,058,634	107,608,336
r39	RESULTADO DE OPERACIÓN (**)	17,083,753	15,753,180
r40	RESULTADO NETO MAYORITARIO (**)	6,525,069	6,080,845
r41	RESULTADO NETO (**)	9,284,006	8,719,329
r47	DEPRECIACION Y AMORTIZACION OPERATIVA	5,828,048	5,336,881

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA TRIMESTRE: 3 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2006 Y 2005

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	32,151,650	100	28,231,075	100
rt02	COSTO DE VENTAS	17,521,942	54	15,105,534	54
rt03	RESULTADO BRUTO	14,629,708	46	13,125,541	46
rt04	GASTOS DE OPERACION	10,176,751	32	8,800,710	31
rt05	RESULTADO DE OPERACION	4,452,957	14	4,324,831	15
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	(115,395)	0	645,400	2
rt07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	4,568,352	14	3,679,431	13
rt08	OTROS GASTOS Y PRODUCTOS (NETO)	394,728	1	124,505	0
rt44	PARTIDAS ESPECIALES	0	0	0	0
rt09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	4,173,624	13	3,554,926	13
rt10	PROVISIONES PARA IMPUESTOS Y PTU	1,399,594	4	1,191,940	4
rt11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	2,774,030	9	2,362,986	8
rt12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	3,719	0	6,827	0
rt13	RESULTADO NETO POR OPERACIONES CONTINUAS	2,777,749	9	2,369,813	8
rt14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
rt15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	2,777,749	9	2,369,813	8
rt16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
rt17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
rt18	RESULTADO NETO	2,777,749	9	2,369,813	8
rt19	RESULTADO NETO MINORITARIO	848,835	3	637,364	2
rt20	RESULTADO NETO MAYORITARIO	1,928,914	6	1,732,449	6

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA | TRIMESTRE: 3 | AÑO: 2006

ESTADO DE RESULTADOS TRIMESTRAL

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. | CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS) | Impresión Final

REF RT.	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	32,151,650	100	28,231,075	100
rt21	NACIONALES	22,802,974	71	20,919,292	74
rt22	EXTRANJERAS	9,348,676	29	7,311,783	26
rt23	CONVERSION EN DOLARES (***)	848,707	3	663,790	2
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	(115,395)	100	645,400	100
rt24	INTERESES PAGADOS	1,009,839	(875)	1,155,141	179
rt42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
rt45	OTROS GASTOS FINANCIEROS	(79,376)	69	92,213	14
rt26	INTERESES GANADOS	194,801	(169)	185,670	29
rt46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
rt25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	(263,489)	228	(74,424)	(12)
rt28	RESULTADO POR POSICION MONETARIA	(587,568)	509	(341,860)	(53)
rt10	PROVISIONES PARA IMPUESTOS Y PTU	1,399,594	100	1,191,940	100
rt32	I.S.R. - IMPAC CAUSADO	1,152,553	82	1,318,732	111
rt33	I.S.R. - IMPAC DIFERIDO	71,282	5	(261,278)	(22)
rt34	P.T.U. CAUSADA	175,759	13	134,486	11
rt35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 3 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

OTROS CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
rt47	DEPRECIACION Y AMORTIZACION OPERATIVA	1,954,020	1,791,748

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA | TRIMESTRE: 3 | AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2006 Y 2005

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c01	RESULTADO NETO	6,696,710	5,833,670
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	5,841,176	4,790,214
c03	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	12,537,886	10,623,884
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	(705,758)	(1,242,389)
c05	RECURSOS GENERADOS POR (UTILIZADOS EN) ACTIVIDADES DE OPERACION	11,832,128	9,381,495
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	(898,241)	(2,779,475)
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	(1,384,570)	(697,212)
c08	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	(2,282,811)	(3,476,687)
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(7,146,171)	(4,349,008)
c10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	2,403,146	1,555,800
c11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	8,418,124	7,407,551
c12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	10,821,270	8,963,351

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 3 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	5,841,176	4,790,214
c13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	5,262,345	4,803,364
c41	+ (-) OTRAS PARTIDAS	578,831	(13,150)
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	(705,758)	(1,242,389)
c18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	793,185	(81,798)
c19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(339,059)	49,860
c20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(136,479)	(14,775)
c21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(323,057)	(112,046)
c22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(700,348)	(1,083,630)
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	(898,241)	(2,779,475)
c23	+ FINANCIAMIENTOS BANCARIOS	3,642,624	(5,317,850)
c24	+ FINANCIAMIENTOS BURSATILES	(677,612)	(4,664,178)
c25	+ DIVIDENDOS COBRADOS	0	0
c26	+ OTROS FINANCIAMIENTOS	(3,065,058)	7,951,666
c27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(798,195)	(749,113)
c28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
c29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
c42	+ (-) OTRAS PARTIDAS	0	0
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	(1,384,570)	(697,212)
c30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	349,665
c31	(-) DIVIDENDOS PAGADOS	(1,384,570)	(1,046,877)
c32	+ PRIMA EN VENTA DE ACCIONES	0	0
c33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
c43	+ (-) OTRAS PARTIDAS	0	0
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(7,146,171)	(4,349,008)
c34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	(9,668)	43,858
c35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(5,277,593)	(3,909,172)
c36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
c37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
c38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
c39	+ (-) OTRAS PARTIDAS	(1,858,910)	(483,694)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA TRIMESTRE: 3 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DATOS POR ACCION

INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE		IMPORTE	
d01	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 0.98		$ 0.97	
d02	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ 1.22		$ 1.21	
d03	UTILIDAD DILUIDA POR ACCION (**)	$ 0.00		$ 0.00	
d04	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ 0.98		$ 0.97	
d05	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ 0.00		$ 0.00	
d06	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ 0.00		$ 0.00	
d07	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ 0.00		$ 0.00	
d08	VALOR EN LIBROS POR ACCIÓN	$ 8.93		$ 8.12	
d09	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ 0.17		$ 0.12	
d10	DIVIDENDO EN ACCIONES POR ACCION	0.00	acciones	0.00	acciones
d11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	2.39	veces	1.88	veces
d12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	21.84	veces	15.76	veces
d13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	17.47	veces	12.61	veces

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA TRIMESTRE: 3 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RAZONES Y PROPORCIONES

CONSOLIDADO

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
p01	RESULTADO NETO A VENTAS NETAS	7.23	%	7.18	%
p02	RESULTADO NETO MAYORITARIO A CAPITAL CONTABLE (**)	12.25	%	12.56	%
p03	RESULTADO NETO A ACTIVO TOTAL (**)	6.56	%	6.71	%
p04	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	17.71	%	11.02	%
p05	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	12.02	%	11.10	%
	ACTIVIDAD				
p06	VENTAS NETAS A ACTIVO TOTAL (**)	0.85	veces	0.82	veces
p07	VENTAS NETAS A ACTIVO FIJO (**)	2.39	veces	2.23	veces
p08	ROTACION DE INVENTARIOS(**)	9.13	veces	9.15	veces
p09	DIAS DE VENTAS POR COBRAR	14.72	dias	14.58	dias
p10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	10.12	%	12.70	%
	APALACAMIENTO				
p11	PASIVO TOTAL A ACTIVO TOTAL	46.87	%	47.76	%
p12	PASIVO TOTAL A CAPITAL CONTABLE	0.88	veces	0.91	veces
p13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	29.28	%	23.80	%
p14	PASIVO A LARGO PLAZO A ACTIVO FIJO	54.33	%	74.88	%
p15	RESULTADO DE OPERACIÓN A INTERESES PAGADOS	4.17	veces	3.48	veces
p16	VENTAS NETAS A PASIVO TOTAL (**)	1.82	veces	1.73	veces
	LIQUIDEZ				
p17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	0.91	veces	1.38	veces
p18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.66	veces	0.99	veces
p19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.39	veces	0.35	veces
p20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	38.23	%	56.18	%
	ESTADO DE CAMBIOS				
p21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	13.54	%	13.08	%
p22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(0.76)	%	(1.53)	%
p23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	3.89	veces	2.78	veces
p24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	39.34	%	79.94	%
p25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	60.65	%	20.05	%
p26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	73.85	%	54.79	%

(**) INFORMACION ULTIMOS DOCE MESES

FEMSA Reporta Fuertes Ventas en 3T06
Creciendo Conforme a lo Planeado para el 2006

Monterrey, México, 27 de octubre del 2006 Fomento Económico Mexicano, S.A. de C.V. (FEMSA) anuncia hoy sus resultados operativos y financieros para el tercer trimestre del 2006 y los primeros nueve meses terminados el 30 de septiembre del 2006.

Datos Sobresalientes del Tercer Trimestre 2006
FEMSA
Los ingresos totales aumentaron 13.9%, llegando a 32,152 millones de pesos. Sin embargo continúa el alto precio en las materias primas, lo cual provoca una contracción en el margen bruto.
La utilidad neta mayoritaria se incrementó 11.3%, llegando a 1,929 millones de pesos.
Nuevo marco de cooperación con The Coca-Cola Company para impulsar el crecimiento sostenido de bebidas carbonatadas y no-carbonatadas, la expansión horizontal de Coca-Cola FEMSA, y brindar una perspectiva de largo plazo a los términos económicos de la relación.
Aumentaremos nuestra participación en Coca-Cola FEMSA con la compra de un paquete accionario representando el 8% de la empresa, propiedad de The Coca-Cola Company. La transacción asciende a 427.4 millones de dólares y se llevará a cabo el 3 de noviembre del 2006.

Unidades de Negocio
FEMSA Cerveza (sin incluir a Kaiser) incrementó 8.1% sus ingresos. El volumen de ventas nacional creció 4.2% y el de exportación 16.7%.
Coca-Cola FEMSA aumentó 8.6% sus ingresos totales, gracias a los resultados favorables en todos sus territorios. La presión de precios en el Valle de México se redujo en relación al trimestre anterior.
Oxxo incrementó 18.5% sus ingresos totales, impulsados por 116 nuevas tiendas netas y un crecimiento de 6.0% en las ventas-mismas-tiendas. Oxxo cuenta ahora con 4,482 tiendas en México.

Continuamos con nuestra tendencia de crecimiento y una vez más hemos obtenido resultados sólidos en todas nuestras unidades de negocio. En FEMSA siempre hemos impulsado la innovación y hoy, estamos desarrollando diferentes formas de satisfacer las demandas de nuestra creciente base de consumidores. Estamos muy motivados por estos resultados, y continuaremos ejecutando la estrategia de largo plazo que hemos trazado para nuestra empresa.

Es importante resaltar que hemos fortalecido nuestra relación con The Coca-Cola Company al establecer conjuntamente un nuevo marco de cooperación. Estamos seguros que juntos podremos generar mayor valor y aprovechar mejor todo el potencial de crecimiento y rentabilidad que se nos presenta.

Seguiremos buscando oportunidades de crecimiento para Coca-Cola FEMSA, porque estamos convencidos que hemos desarrollado ventajas competitivas y un esquema de negocio distintivo, que nos permitirá lograr excelentes resultados en otros territorios, comentó José Antonio Fernández Carbajal, presidente y director general de FEMSA.

FEMSA Consolidado

Los ingresos totales se incrementaron 13.9% llegando a 32,152 millones de pesos en el 3T06. Este crecimiento fue resultado del aumento en ingresos en todas nuestras unidades de negocio: 18.5% en Oxxo, 8.1% en FEMSA Cerveza y 8.6% en Coca-Cola FEMSA.

Para los primeros nueve meses del 2006, los ingresos totales de FEMSA se incrementaron 14.0% llegando a 92,532 millones de pesos.

La utilidad bruta se incrementó 11.5% llegando a 14,630 millones de pesos en el 3T06, registrando una disminución de 100 puntos base en el margen bruto, a 45.5% de los ingresos totales. Esta contracción del margen se debió en gran medida a la presión en los precios de las materias primas para FEMSA Cerveza y Coca-Cola FEMSA, la inclusión de Kaiser y la mayor contribución de Oxxo, dado que ambas operaciones tienen un menor margen que el resto de los negocios de bebidas.

Para los primeros nueve meses del 2006, la utilidad bruta se incrementó 12.4% llegando a 42,489 millones de pesos. El margen bruto disminuyó 70 puntos base a 45.9% de los ingresos totales, en comparación al mismo período del 2005, debido principalmente a la mayor contribución de Oxxo y la inclusión de las operaciones de Kaiser, que tienen menores márgenes.

La utilidad de operación se incrementó 3.0% llegando a 4,453 millones de pesos en el 3T06, registrando una contracción de 150 puntos base en el margen de operación, a 13.8% de los ingresos. Esta reducción se atribuye principalmente a una contracción del margen en nuestras operaciones de bebidas, a la mayor contribución de Oxxo y a la inclusión de Kaiser en nuestros resultados consolidados.

Para los primeros nueve meses del 2006, la utilidad de operación se incrementó 8.1% llegando a 12,689 millones de pesos. El margen de operación consolidado disminuyó 80 puntos base en comparación con el mismo período del 2005, alcanzando 13.7% de los ingresos totales.

La utilidad neta se incrementó 17.3% llegando a 2,778 millones de pesos en el 3T06. Este resultado fue impulsado por una disminución en el gasto financiero neto y una mayor ganancia por posición monetaria, generada por el impacto inflacionario en nuestra deuda neta, y a una ganancia por fluctuación cambiaria causada por la apreciación del peso mexicano contra el dólar estadounidense aplicada a nuestra deuda en dólares. La tasa efectiva de impuestos para el trimestre fue de 33.5%, en línea con el mismo período del 2005.

Para los primeros nueve meses del 2006, la utilidad neta se incrementó 14.8% llegando a 6,697 millones de pesos, como resultado del fuerte crecimiento en utilidad de operación, combinado con una disminución en el gasto financiero neto, mayor ganancia por posición monetaria y una reducción en la tasa efectiva de impuestos.

La utilidad neta mayoritaria por Unidad FEMSA fue de 1.617 pesos en el 3T06. La utilidad neta mayoritaria por cada ADS de FEMSA, usando un tipo de cambio de 11.0152 pesos por dólar, fue de 1.468 dólares en el trimestre.

La inversión en activo fijo aumentó 29.3% a 2,163 millones de pesos en el 3T06, reflejando la creciente inversión de nuestros tres principales negocios, que se mantiene en línea con nuestro presupuesto.

Deuda neta consolidada. Al 30 de septiembre del 2006, FEMSA registró un saldo de efectivo de 10,821 millones de pesos (982 millones de dólares), deuda a corto plazo de 11,067 millones de pesos (1,005 millones de dólares) y deuda a largo plazo de 27,446 millones de pesos (2,492 millones de dólares), lo que arroja un saldo de deuda neta de 27,692 millones de pesos (2,514 millones de dólares).

Refrescos Coca-Cola FEMSA

Los resultados financieros de Coca-Cola FEMSA y la discusión de éstos se incorporan por referencia en el reporte trimestral de Coca-Cola FEMSA, el cual forma parte de los anexos de este comunicado.

Cerveza FEMSA Cerveza

Los resultados de FEMSA Cerveza que presentamos a continuación, no incluyen a nuestra subsidiaria Cervejarias Kaiser, adquirida en enero del 2006. Sus resultados se muestran por separado posteriormente.

El volumen de ventas nacional aumentó 4.2% a 6.651 millones de hectolitros en el 3T06, habiendo crecido 5.5% en el mismo período del 2005. Esto refleja una continua tendencia favorable del consumo y otro trimestre de fuerte crecimiento para nuestras marcas Tecate Light, Sol e Indio, cuyos indicadores de salud de marca siguen aumentando de manera sensible.

Para los primeros nueve meses del 2006, el volumen de ventas nacional de FEMSA Cerveza se incrementó 5.2% a 19.188 millones de hectolitros, habiendo crecido 4.5% en el mismo período del 2005.

De igual forma el volumen de ventas de exportación aumentó 16.7% a 0.843 millones de hectolitros en el 3T06, habiendo crecido 18.7% en el mismo período del 2005, lo que refleja una tendencia de crecimiento de doble dígito en nuestras exportaciones a Estados Unidos y otros mercados clave.

Durante los primeros nueve meses del año el volumen de ventas de exportación ha crecido 15.9% llegando a 2.249 millones de hectolitros, habiendo crecido 8.5% en el mismo periodo del 2005, y estamos en una excelente posición para lograr las metas programadas para el 2006.

Los ingresos totales se incrementaron 8.1% llegando a 8,082 millones de pesos en el 3T06, como resultado principalmente de un aumento de 8.4% en las ventas de cerveza. A este crecimiento contribuyeron positivamente tanto el volumen de ventas total como el precio nacional por hectolitro, los cuales se incrementaron 5.5% y 3.3%, respectivamente. La fortaleza del precio doméstico fue impulsado por 1) un mayor precio obtenido por el volumen que se convirtió a distribución directa durante el segundo trimestre de este año, 2) las iniciativas de administración de ingresos para optimizar los precios por presentación y canal, al mismo tiempo que ajustamos selectivamente el margen ofrecido a los detallistas y 3) un cambio de mezcla por geografía y presentación.

Por otro lado, el precio por hectolitro de exportación disminuyó 2.3% en el 3T06, debido a la apreciación en términos reales del peso mexicano contra el dólar estadounidense año contra año y, en menor medida, a cambios en mezcla de presentación y canal al seguir creciendo la lata de Tecate 24oz. en el canal de autoservicio.

Para los primeros nueve meses del 2006, los ingresos totales se incrementaron 9.5% llegando a 23,208 millones de pesos, impulsados por un aumento de 9.6% en las ventas de cerveza. El volumen de ventas de exportación representó 10.5% del volumen de ventas total de cerveza, comparado con 9.6% en el 2005.

El costo de ventas aumentó 10.7% a 3,269 millones de pesos en el 3T06, por encima del crecimiento en los ingresos totales. Esto se debió a los mayores precios de materias primas, principalmente aluminio, que sobrepasaron los ahorros generados por la absorción de costos fijos por volumen y las eficiencias de operación, impactando nuestro margen bruto. Como consecuencia, la utilidad bruta se incrementó 6.5% llegando a 4,813 millones de pesos en el 3T06 y el margen bruto se contrajo 90 puntos base, alcanzando 59.6% de los ingresos totales.

Para los primeros nueve meses del 2006, el costo de ventas aumentó 7.4% a 9,185 millones de pesos. El margen bruto se expandió en 80 puntos base, alcanzando 60.4% de los ingresos totales.

La utilidad de operación se disminuyó 3.7% a 1,659 millones de pesos en el 3T06. Mientras que los gastos administrativos se contuvieron relativamente, aumentando 6.0% a 951 millones de pesos, los gastos de venta crecieron 15.9%, reflejando 1) una mayor estructura de gastos en el volumen de terceros que se convirtió en distribución directa, 2) la mayor calendarización de gastos de mercadotecnia hacia el tercer trimestre, 3) el fortalecimiento de la estructura de ventas llevado a cabo durante la primera mitad del 2006 y 4) el incremento en servicios que proveemos a los detallistas, a quienes ajustamos sus márgenes. Por lo tanto, los gastos de operación aumentaron 12.7% a 3,154 millones de pesos, alcanzando 39.1% de los ingresos totales en el 3T06, y el margen de operación se contrajo 250 puntos base, alcanzando 20.5% de los ingresos totales.

Para los primeros nueve meses del 2006, la utilidad de operación se incrementó 9.6% llegando a 4,647 millones de pesos, alcanzando 20.0% de los ingresos totales, permaneciendo exactamente en línea con el mismo período del 2005.

Estamos en el camino correcto para alcanzar nuestra meta de mantener estables los márgenes de operación durante todo el 2006. Nuestro plan de negocios está enfocado en fortalecer el volumen y aumentar las ventas, con márgenes de operación estables. Continuaremos reinvirtiendo los recursos necesarios para seguir desarrollando nuestro esquema de negocio a través del fortalecimiento de nuestras marcas y red de distribución.

Kaiser

El 13 de enero del 2006, adquirimos el control de Cervejarias Kaiser en Brasil. La información en este comunicado de prensa es para el tercer trimestre del 2006 y los primeros nueve meses terminados el 30 de septiembre del 2006 de Kaiser como parte de FEMSA Cerveza.

En el 3T06, los ingresos totales de Kaiser alcanzaron 954 millones de pesos, con un volumen de ventas de 2.056 millones de hectolitros. El costo de ventas ascendió a 631 millones de pesos, resultando en un margen bruto de 33.9% de los ingresos totales. Los gastos de operación alcanzaron 295 millones de pesos, representando 31.0% de los ingresos totales, con gastos de administración de 53 millones de pesos y gastos de ventas de 242 millones de pesos. Se registró una utilidad de operación de 28 millones de pesos para el trimestre.

Durante el tercer trimestre, acordamos con las autoridades brasileñas de hacienda Federales y del Estado de Sao Paulo, para saldar una porción importante de contingencias fiscales de Kaiser bajo los atractivos términos económicos de sus programas de amnistía fiscal. La compañía pagó aproximadamente 200 millones de dólares, con lo que se eliminaron del balance general de Kaiser prácticamente todas las contingencias fiscales por las cuales FEMSA Cerveza no contaba con indemnidad. Esto representa un importante paso para nosotros y es una prueba más del total compromiso que tiene FEMSA en Brasil.

Continuamos progresando en la estabilización de las operaciones de Kaiser. Con base en nuestros análisis, gradualmente estamos ajustando el posicionamiento y los roles de nuestras marcas dentro del portafolio y hemos llevado a cabo diversas iniciativas anticipándonos a la temporada de verano en Brasil, incluyendo la nueva versión de nuestra marca Sol que está diseñada de acuerdo a los gustos y preferencias del consumidor brasileño. También estamos reposicionando la marca Kaiser con un enfoque regional. Hasta el momento las reacciones del mercado a nuestras iniciativas son alentadoras. El plan para reconvertir y hacer rentable a Kaiser va conforme a lo planeado para el 2006.

Tiendas Oxxo FEMSA Comercio

Los ingresos totales se incrementaron 18.5% llegando a 9,206 millones de pesos en el 3T06. Este aumento fue resultado principalmente de la apertura neta de 116 nuevas tiendas Oxxo en el trimestre y de un total de 698 nuevas tiendas Oxxo en los últimos doce meses, para llegar a un total de 4,482 tiendas Oxxo en todo el país.

Para los primeros nueve meses del 2006, los ingresos totales se incrementaron 20.0% llegando a 25,943 millones de pesos.

Las ventas-mismas-tiendas de Oxxo se incrementaron un promedio de 6.0% en el 3T06, impulsadas por los incrementos de 3.9% en el tráfico por tienda y de 2.1% en el ticket promedio por tienda. Esto refleja nuevamente la fuerte y efectiva actividad promocional, así como las mejores prácticas de manejo de categorías de productos, que están permitiendo que Oxxo atraiga mayor tráfico a la tienda, al mismo tiempo que logra un ligero aumento en el ticket promedio por transacción.

Para los primeros nueve meses del 2006, las ventas-mismas-tiendas de Oxxo se incrementaron en un promedio de 7.6%, impulsadas por el aumento de 5.5% en el tráfico por tienda y de 2.1% en el ticket promedio por tienda.

El costo de ventas aumentó 16.9% a 6,733 millones de pesos en el 3T06, registrando una expansión de 100 puntos base en el margen bruto, a 26.9% de los ingresos totales. Esta mejora fue resultado de mejores términos de compra y de los esfuerzos coordinados con nuestros proveedores para ofrecer a nuestros clientes las mejores promociones y los mejores productos.

La utilidad de operación se incrementó 38.2% llegando a 391 millones de pesos en el 3T06. A pesar de la continua inversión en la infraestructura de Oxxo, se logró una expansión de 60 puntos base en el margen de operación, alcanzando 4.2% de los ingresos totales en el 3T06. Esta mejora en el margen bruto se vio parcialmente afectada por el aumento en los gastos de venta, sobre todo por incrementos en el costo de energía eléctrica.

Para los primeros nueve meses del 2006, la utilidad de operación se incrementó 23.8% llegando a 958 millones de pesos, resultando en una mejora de 10 puntos base en el margen de operación, alcanzando 3.7% de los ingresos totales en comparación con el mismo período del 2005.

Eventos Recientes

FEMSA adquirirá acciones de Coca-Cola FEMSA, de The Coca-Cola Company
Con base en un acuerdo entre FEMSA y The Coca-Cola Company (TCCC), logrado en torno a la adquisición de Panamco en el 2003, FEMSA adquirirá de TCCC 147,981,161 acciones D de KOF, que representan el 8.01% del capital de la compañía, a un precio de 2.888 dólares por acción, arrojando un monto total de 427.4 millones de dólares. La transacción se llevará a cabo el 3 de noviembre del 2006. Posterior a ésta, la tenencia accionaria de KOF será 53.73%, para FEMSA, 31.60% para TCCC y el 14.67% restante seguirá en manos del

público. Esta adquisición refleja la convicción y perspectivas de crecimiento y rentabilidad que FEMSA tiene en el embotellador líder en Latinoamérica.

FEMSA Cerveza

FEMSA Cerveza desarrolló y lanzó Soul Citric, su primera Bebida Alcohólica con Sabor (FAB por su siglas en inglés), aprovechando los activos y capacidades de operación y mercadotecnia de la compañía. Soul Citric es una bebida a base de malta y con extractos cítricos naturales, dirigida a adultos jóvenes y que se está distribuyendo a través de Oxxo a nivel nacional y en bares y restaurantes.

Se presentó cierta información financiera no auditada de FEMSA para el tercer trimestre y primeros nueve meses del 2006 comparada con el tercer trimestre y primeros nueve meses del 2005. Somos una empresa tenedora, cuyas principales actividades están agrupadas bajo las siguientes compañías subtenedoras y llevadas a cabo por sus respectivas subsidiarias operativas: Coca-Cola FEMSA, S.A. de C.V. (Coca-Cola FEMSA), la cual se dedica a la producción, distribución y venta de bebidas sin alcohol; FEMSA Cerveza, S.A. de C.V. (FEMSA Cerveza), la cual se dedica a la producción, distribución, y venta de cerveza y bebidas alcohólicas con sabor; y FEMSA Comercio, S.A. de C.V. (FEMSA Comercio), la cual opera tiendas de conveniencia.

Todas las cifras en este reporte fueron preparadas de acuerdo con las Normas de Información Financiera para México (NIF Mexicanos), consecuentemente están expresadas en pesos mexicanos constantes (Pesos o Ps.) con poder adquisitivo al 30 de septiembre del 2006. Por lo tanto, todos los cambios porcentuales están expresados en términos reales.

La conversión de pesos mexicanos a dólares americanos se incluye sólo para conveniencia del lector, usando el tipo de cambio aplicable al cierre del trimestre de 11.0152 pesos por dólar.

DECLARACIONES SOBRE EXPECTATIVAS

Este reporte puede contener ciertas declaraciones sobre expectativas con respecto al futuro desempeño de FEMSA y deben ser consideradas como estimaciones de buena fe hechas por la Compañía. Estas declaraciones sobre expectativas, reflejan opiniones de la administración basadas en información actualmente disponible. Los resultados reales están sujetos a eventos futuros e inciertos, los cuales podrían tener un impacto material sobre el desempeño real de la Compañía.

Declaracion de funcionarios:

Los suscritos manifestamos bajo protesta decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contendida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas.

José Antonio Fernández Carbajal
Director General

Javier Astaburuaga Sanjines
Director de Finanzas

Las principales políticas contables de la Compañía están de acuerdo con los las nuevas Normas de Información Financiera en México (NIF mexicanas), las cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. Aún cuando pueden llegar a diferir de su efecto final, la administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

a)Reconocimiento de los Efectos de la Inflación:

El reconocimiento de los efectos de la inflación en la información financiera consiste en:

Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados;

Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas, mediante la aplicación de los correspondientes factores de inflación;

Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización, aplicando costos de reposición y la actualización mediante la aplicación de factores de inflación a los activos no monetarios; e

Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.

La Compañía actualiza sus estados financieros, en términos del mismo poder adquisitivo, utilizando factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

b)Efectivo y Valores de Realización Inmediata:

El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de bancos y casas de bolsa cuyo vencimiento original es menor a tres meses, valuados a valor de mercado.

c)Inventarios y Costo de Ventas:
Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. Los anticipos a proveedores para la compra de materias primas se incluyen en la cuenta de inventarios, y se actualizan aplicando factores de inflación considerando su antigüedad promedio.

El costo de ventas se determina con base en el valor de reposición de los inventarios al momento de su venta. El costo de ventas incluye costos relacionados con materia prima utilizada en el proceso de producción, mano de obra (salarios y otros beneficios), depreciación de la maquinaria, planta y equipo y otros costos que incluyen combustible, energía eléctrica, rotura de botellas retornables en el proceso productivo, mantenimiento de equipo, inspección y costos de traslado entre plantas y dentro de las mismas.

d)Otros Activos Circulantes:
Los otros activos circulantes están integrados por pagos por servicios que serán recibidos en los siguientes 12 meses y por el valor de mercado de los instrumentos financieros derivados con vencimiento en el corto plazo.

Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente publicidad, rentas, seguros y fianzas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan en un plazo máximo de 12 meses, de acuerdo al tiempo de transmisión de los anuncios. Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación al momento en que inicia la campaña publicitaria.

Los gastos promocionales se aplican a los resultados del ejercicio en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos o presentaciones. Estos costos se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

e)Botellas y Cajas:
Las botellas y cajas retornables se registran a su costo de adquisición y son actualizadas a su valor de reposición. Existen dos tipos de botellas y cajas retornables:

Aquellas que están en control de la Compañía, a las cuales nos referimos como botellas y cajas en plantas y centros de distribución; y
Aquellas que han sido entregadas a los clientes, a las cuales nos referimos como botellas y cajas en el mercado.

Hasta el 31 de diciembre de 2005, FEMSA Cerveza clasificaba las botellas y cajas retornables como inventario. A partir del 1 de enero de 2006, FEMSA Cerveza presenta las botellas y cajas retornables como activos de larga duración de acuerdo a su vida útil. Las estimaciones contables relacionadas a botellas y cajas retornables no fueron modificadas.

Para efectos de la información financiera, la rotura de botellas y cajas retornables en plantas y centros de distribución, es registrada como un gasto en el momento en que se incurre. La Compañía estima que el gasto por rotura en plantas y en centros de distribución es similar al gasto por depreciación calculado con una vida útil estimada de: cinco años para la botella retornable de cerveza, cuatro años para la botella de vidrio retornable de refrescos y cajas de plástico, y de 18 meses para botellas de plástico retornable de refrescos.

La depreciación es calculada solo para efectos fiscales usando el método de línea recta a una tasa del 10%. Hasta diciembre de 2004, para efectos fiscales, el costo de las botellas y cajas se deducía al momento de su compra. A partir de 2005, FEMSA Cerveza, autorizada por la autoridad correspondiente, decidió cambiar el criterio fiscal para la deducción de las botellas al considerarlo activo fijo y calcular su depreciación usando el método de línea recta a una tasa del 10%.

Las botellas y cajas retornables de FEMSA Cerveza están sujetas a acuerdos con clientes en los cuales FEMSA Cerveza es la propietaria. Estas botellas y cajas son controladas por personal de ventas durante sus visitas periódicas a los clientes y cualquier rotura que se identifique es cargada al cliente. Las botellas y cajas que no son sujetas a este tipo de acuerdos, se registran como gasto una vez que se le entregan al cliente.

Las botellas y cajas retornables de Coca-Cola FEMSA en el mercado por las cuales se recibe depósito de los clientes, se presentan netas de dichos depósitos, y la diferencia entre el costo y los depósitos recibidos, se amortiza de acuerdo con la vida útil de dichos activos. Las botellas y cajas por las cuales no se recibe depósito, y representan la mayor parte de las botellas y cajas entregadas al mercado, se reconocen como gasto de ventas cuando son puestas a disposición del cliente.

f) Inversión en Acciones:

La inversión en acciones en compañías asociadas se registra a su costo de adquisición y posteriormente se valúa a través del método de participación. La inversión en acciones en compañías afiliadas, en las cuales no se tiene influencia significativa, se registra al costo de adquisición y se actualizan mediante la aplicación de factores de inflación del país de origen o se determina a valor razonable si tiene un valor de mercado observable.

g) Propiedad, Planta y Equipo:

La propiedad, planta y equipo se registra originalmente a su costo de adquisición y/o construcción. La propiedad, planta y equipo de procedencia nacional se actualiza aplicando factores de inflación del país de origen, excepto por las botellas y cajas retornables de Coca-Cola FEMSA. La propiedad, planta y equipo de procedencia extranjera se actualiza aplicando los factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

La depreciación se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son estimadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos.

La vida útil estimada de los principales activos de la Compañía se presenta a continuación:

	Años
Edificios y construcciones	40-50
Maquinaria y equipo	12-20
Equipo de distribución	10-12

Equipo de refrigeración 4-5
Equipo de cómputo 3-4

h)Otros Activos:
Los otros activos representan erogaciones cuyos beneficios serán recibidos en el futuro y consisten en:

Acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y son amortizados a través de dos métodos, de acuerdo con los términos de dichos acuerdos:

-Método de volumen de ventas, en el cual la amortización se registra en base en la proporción del volumen vendido por el cliente sobre el volumen de ventas objetivo del mismo (aproximadamente el 85% de los acuerdos de FEMSA Cerveza se amortizan bajo este método); y

-Método de línea recta, en el cual la amortización se registra durante la vida del contrato (el restante 15% de los acuerdos con clientes de FEMSA Cerveza y el 100% de los acuerdos de Coca-Cola FEMSA se amortizan bajo este método).

Adicionalmente, para los acuerdos amortizados por medio del método de volumen de ventas, periódicamente se compara la amortización bajo este método y la amortización que hubiera resultado del cálculo del método de línea recta, y se registra una provisión en el caso de que el resultado del cálculo por medio del método de volumen de ventas sea menor al resultado del cálculo del método de línea recta.

Las mejoras en propiedades arrendadas, las cuales se actualizan aplicando factores de inflación, se amortizan en línea recta de acuerdo a la vida útil estimada del activo arrendado o al periodo establecido en el contrato, el que sea menor.

i)Activos Intangibles:
Estos activos representan erogaciones cuyos beneficios serán recibidos en el futuro. La Compañía clasifica sus activos intangibles en activos con vida definida y activos con vida indefinida, de acuerdo con el periodo en el cual la Compañía espera recibir los beneficios.

Los activos intangibles con vida definida son amortizados a lo largo de su vida útil y están representados principalmente por:

Gastos por inicio de actividades que corresponden a los gastos incurridos antes de que se inicien operaciones en las tiendas Oxxo por concepto de rentas pagadas, permisos y licencias. Estos se actualizan aplicando factores de inflación y se amortizan en línea recta de acuerdo con el plazo del contrato de arrendamiento; y

Costos de implementación de tecnología de información y sistemas de administración erogados en la fase de desarrollo se actualizan aplicando factores de inflación y se amortizan en línea recta en un periodo de cuatro años. Las erogaciones que no cumplen con los requisitos, así como los costos de investigación, se registran en resultados en el momento en que se incurren.

Los activos intangibles con vida indefinida no están sujetos a amortización y son objeto de una evaluación periódica para determinar si existe deterioro en el valor de los activos. La Compañía cuenta principalmente con los siguientes activos intangibles de vida indefinida:

Derechos para producir y distribuir productos de la marca Coca-Cola en los territorios adquiridos a través de la compra de Panamco. Estos derechos están representados mediante contratos comunes que The Coca-Cola Company tiene celebrados con embotelladores fuera de los Estados Unidos de América para la venta del concentrado de ciertas marcas de The Coca -Cola Company. Los principales contratos tienen una duración de 10 años, renovables automáticamente por 10 años, sujetos al consentimiento de ambas partes. Los contratos son registrados en la moneda funcional de la subsidiaria en la cual la inversión fue hecha y se actualizan aplicando factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado;

Marcas y derechos de distribución registrados con la adquisición del 30% de FEMSA Cerveza y pagos hechos por FEMSA Cerveza para la adquisición de franquicias previamente otorgadas. Estos activos se actualizan utilizando factores de inflación; y

Crédito mercantil registrado en la adquisición de Kaiser.

El crédito mercantil representa el excedente entre el valor pagado sobre el valor razonable de las acciones y/o activos netos adquiridos, que no haya sido identificada directamente con un activo intangible. El crédito mercantil se registra en la moneda funcional de la subsidiaria adquirida y se actualiza utilizando los factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado. Hasta el 31 de diciembre de 2004, el crédito mercantil se amortizaba en línea recta en un periodo no mayor a 20 años.

j)Deterioro de Activos de Larga Duración y Crédito Mercantil:
La Compañía revisa el valor de los activos de larga duración para determinar si existe un deterioro en el valor, comparando los flujos de efectivo que estima genere ese activo en el futuro, contra su valor en libros.

Para activos de larga duración, tales como propiedad, planta y equipo, activos intangibles identificados y otros activos, la Compañía realiza pruebas de deterioro cada vez que eventos o cambios en las circunstancias indican que el valor de un activo, o grupo de activos, puede no ser recuperable por medio de los flujos de efectivo esperados.

Para el crédito mercantil, la Compañía lleva a cabo pruebas de deterioro anuales y cada vez que existan indicios de que el valor de dicho activo excede su valor razonable.

Los ajustes por deterioro en el valor de los activos de larga duración y del crédito mercantil, se reconocen en resultados en la cuenta de otros gastos.

k)Pagos de The Coca-Cola Company:
The Coca-Cola Company participa en los programas de publicidad y promociones, así como en el de inversión en refrigeradores de Coca-Cola FEMSA. Los recursos recibidos para publicidad y promociones se registran como una reducción de los gastos de venta. Los recursos recibidos por el programa de inversión en equipo de refrigeración, se registran reduciendo la inversión de la Compañía en equipo de refrigeración.

l)Obligaciones de Carácter Laboral:
Las obligaciones de carácter laboral se integran de los pasivos por plan de pensiones y jubilaciones, prima de antigüedad, servicios médicos posteriores al retiro e indemnizaciones por causa distinta de reestructuración, y se determinan a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. A partir de enero de 2005 entró en vigor el Boletín D-3 Revisado Obligaciones Laborales el cual establece el reconocimiento de un pasivo laboral por las indemnizaciones distintas a reestructuraciones, de acuerdo a cálculos

actuariales basados en la experiencia de los últimos 3 años de la Compañía. Hasta el 31 de diciembre de 2004, estas indemnizaciones se reconocían en resultados en el momento en que se tomaba la decisión de despedir al personal.

Las obligaciones laborales se consideran partidas no monetarias, las cuales se actualizan aplicando supuestos económicos de largo plazo. El incremento en el saldo de las obligaciones laborales se registra en los resultados de operación del ejercicio, y el costo de los servicios pasados se amortiza en el periodo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años y 20 años en el caso de servicios médicos posteriores al retiro, ambos a partir de 1996. En el caso de indemnizaciones por causa diferente a reestructuración el tiempo de amortización es de 19 años, contados a partir de 2005.

Ciertas subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones y servicios médicos posteriores al retiro, a través de un fideicomiso irrevocable a favor de los trabajadores.

Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en otros gastos, en el momento en que se toma la decisión de despedir al personal bajo un programa formal o por causas específicas.

m)Reconocimiento de los Ingresos:
Los ingresos se reconocen de acuerdo con los términos de embarque establecidos, de la siguiente manera:

Las ventas nacionales, al momento en que los productos se entregan al cliente y éste toma posesión de los productos (LAB destino). Las ventas nacionales se definen como el efectivo generado por la Compañía por las ventas realizadas en el país donde las subsidiarias operan.

Las ventas de exportación, al momento que los productos salen de la fábrica a los clientes (LAB punto embarque).

Las ventas netas reflejan las unidades vendidas a precio de lista, disminuyendo las promociones, descuentos y la amortización de los acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía.

n)Gastos de Operación:
Los gastos de administración incluyen salarios y prestaciones para los empleados que no están directamente involucrados en el proceso de venta de los productos de la Compañía, honorarios por servicios profesionales, depreciación de las oficinas y amortización de los gastos capitalizados del sistema integral de negocio.

Los gastos de venta incluyen:

Distribución: salarios y prestaciones, gastos de flete de plantas a distribuidores propios y terceros, almacenaje de productos terminados, rotura de botellas en el proceso de distribución, depreciación y mantenimiento de camiones, instalaciones y equipos de distribución.

Ventas: salarios y prestaciones así como comisiones pagadas al personal de ventas; y

Mercadotecnia: salarios y prestaciones, promociones y gastos de publicidad.

o)Impuestos Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:
El impuesto sobre la renta (ISR) y la participación de los trabajadores en las utilidades (PTU) son registrados en resultados conforme se incurren, incluyendo el impuesto diferido. El ISR diferido resulta de las diferencias temporales entre las bases contables y fiscales de los activos y pasivos incluyendo el beneficio de las pérdidas fiscales. El ISR diferido activo se registra sólo cuando existe alta probabilidad de que se pueda recuperar. Para determinar la PTU diferida, se consideran únicamente las diferencias temporales que resulten en la conciliación entre la utilidad neta y la utilidad gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio dentro de un periodo determinado.

El impuesto al activo (IMPAC) pagado que se espera sea recuperado se registra como una disminución del pasivo por impuestos diferidos.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen. Asimismo, está clasificado como activo o pasivo a largo plazo, independientemente del plazo en que se espera se reviertan las diferencias temporales.

El impuesto diferido aplicable a resultados se determina comparando el saldo de impuestos diferidos al final y al inicio del ejercicio, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable, los cuales se registran en la misma cuenta del capital contable que les dió origen.

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público (SHCP) para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye el impuesto proporcional de las utilidades o pérdidas fiscales de sus subsidiarias mexicanas limitada hasta el 2004 al 60% de su participación accionaria. A partir de 2005 se elimina esta limitación por lo tanto, la Compañía podrá incluir las utilidades o pérdidas de sus subsidiarias mexicanas al 100% a partir de esta fecha. Las provisiones de impuesto sobre la renta de las subsidiarias en el extranjero han sido determinadas con base en la utilidad gravable de cada compañía en lo individual.

p)Resultado Integral de Financiamiento:
El resultado integral de financiamiento está integrado por los siguientes conceptos:

Intereses: Los gastos y productos financieros son registrados cuando se devengan;

Fluctuación Cambiaria: Las transacciones en monedas extranjeras se registran convertidas en moneda del país de origen al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente, los activos y pasivos monetarios denominados en monedas extranjeras se expresan al tipo de cambio de cierre de la fecha del último estado de situación financiera presentado. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto por la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica y los saldos de financiamiento intercompañías se consideran inversiones a largo plazo; y

Resultado por Posición Monetaria: El resultado por posición monetaria es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria se determina aplicando factores de inflación del país de origen a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica. Posteriormente el resultado por posición monetaria de las subsidiarias en el extranjero se convierte a pesos mexicanos utilizando el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

Resultado en valuación de instrumentos financieros derivados de no cobertura: Representa las variaciones netas en el valor razonable de los instrumentos financieros derivados que no cumplen con los criterios de cobertura.

q) Instrumentos Financieros Derivados:
A partir del 1° de enero de 2005, entró en vigor el Boletín C-10 Instrumentos Financieros Derivados y Operaciones de Cobertura, (C-10). De acuerdo al Boletín C-10 la Compañía valúa y registra todos los instrumentos financieros derivados y de cobertura, incluyendo ciertos instrumentos financieros derivados implícitos en otros contratos, en el balance como un activo o pasivo a valor razonable. Los cambios en el valor razonable de los instrumentos financieros derivados son registrados en resultados del ejercicio u otras partidas de la utilidad integral, dependiendo del tipo de instrumento de cobertura y de la efectividad de la cobertura.

Antes del Boletín C-10, los instrumentos contratados para fines de cobertura eran valuados usando el mismo criterio de valuación aplicado a los activos o pasivos cubiertos, y sus valores razonables eran revelados en notas a los estados financieros. Adicionalmente, los instrumentos financieros derivados contratados para fines distintos de cobertura eran valuados y registrados a valor razonable. La diferencia entre el valor inicial de los instrumentos financieros derivados y su valor razonable era registrada en el estado de resultados.

A partir de 2005, la Compañía identifica los instrumentos financieros derivados implícitos de todos sus contratos cuando los riesgos implícitos generados o cubiertos difieren en sus características económicas y riesgos, resultando en un comportamiento y características similares a los que presenta un instrumento financiero común. Estos instrumentos financieros derivados implícitos son separados del contrato principal y valuados de forma independiente.
La Compañía documenta sus relaciones de cobertura y realiza las pruebas correspondientes para determinar la efectividad o inefectividad de dichos planes.

r) Otras Partidas de la Utilidad Integral:
El resultado acumulado por tenencia de activos no monetarios representa la suma de las diferencias entre el valor en libros y los valores actualizados que se determinan al aplicar el factor inflacionario a los activos no monetarios tales como inventarios y activo fijo, y su efecto en el estado de resultados cuando estos son consumidos o depreciados, neto del efecto correspondiente a impuestos diferidos.

s) Provisiones:
La Compañía reconoce provisiones cuando por eventos pasados se genera una obligación que probablemente resultará en la utilización de recursos económicos, siempre que se pueda estimar razonablemente el monto de la obligación. Dichas provisiones se registran a su valor presente neto, cuando el efecto de descuento es significativo.

t) Aportaciones al Capital de Subsidiarias:
La Compañía reconoce como una transacción de capital la emisión de acciones de las subsidiarias, en la cual la diferencia entre el valor en libros de las acciones y el monto aportado por el minoritario o un tercero, se registra como una prima en suscripción de acciones.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA TRIMESTRE 3 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

SUBSIDIARIAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN
GRUPO INDUSTRIAL EMPREX, S.A. DE C.V.	TENEDORA DE ACCIONES	541,267,198	100.00
COMPAÑIA INTERNACIONAL DE BEBIDAS, S.A. DE C.V.	TENEDORA DE ACCIONES	2,712,318	100.00
FEMSA LOGISTICA, S.A. DE C.V.	TENEDORA DE ACCIONES	292,587,988	100.00
GRUPO INMOBILIARIO SAN AGUSTIN	TENEDORA DE ACCIONES	198,445,862	100.00

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 3 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

ASOCIADAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.	MONTO TOTAL	
				COSTO ADQUISICION	VALOR ACTUAL
IEQSA	EMBOTELLADO	98,232	33.68	59,692	149,855
CICAN	EMBOTELLADO	9,620	48.10	36,154	36,385
BETA SAN MIGUEL	AZUCAR	355,420	2.54	30,348	64,208
KSP	BEBIDAS	226,647	12.14	78,747	89,304
INDUSTRIA MEXICANA DE RECICLAJE S.A. DE C.V.	RECICLAJE	84,350	35.00	84,350	82,791
CIA DE SERVICIOS DE BEBIDAS REFRESCANTES S.A. DE C	DISTRIBUCION DE BEBIDAS	26,000	26.00	26,000	20,596
OTRAS ASOCIADAS (4) (NO DE ASOC.:)		2	0.10	0	353,649
TOTAL DE INVERSIONES EN ASOCIADAS				315,291	796,788
OTRAS INVERSIONES PERMANENTES					0
TOTAL				315,291	796,788

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE 3 AÑO 2006

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BANCARIOS														
COMERCIO EXTERIOR														
BANAMEX	19/11/2012	11.08	25,000	0	25,000	70,000	100,000	280,000						
BANAMEX	19/11/2012	10.79	25,000	0	25,000	70,000	100,000	280,000						
BANAMEX	19/11/2012	9.94	50,000	0	50,000	140,000	200,000	560,000						
BANAMEX	19/11/2012	10.83	12,500	0	37,500	70,000	100,000	280,000						
BANAMEX	31/08/2010	9.65	0	0	0	0	1,640,067	0						
BANCOMER	29/06/2012	9.79	0	0	0	0	0	1,000,000						
BANCOMER	28/04/2011	8.97	0	0	0	0	0	1,762,500						
BANCOMER	20/08/2009	10.30	0	0	0	0	0	1,155,000						
BANCOMER	29/06/2012	9.41	0	0	0	0	0	636,148						
BANCOMER	31/08/2010	9.35	0	0	0	0	71,932	0						
CITIBANK	05/08/2015	9.87	0	0	0	0	0	500,000						
FIDE	15/05/2007	7.23	10,394	0	0	0	0	0						
HSBC	16/12/2011	10.57	0	0	0	0	216,667	433,333						
HSBC	08/07/2015	9.78	0	0	0	0	0	500,000						
SANTANDER	28/02/2011	6.95	24,298	0	19,048	19,048	19,048	4,274						
SANTANDER	03/04/2006	2.40	125,000	0	0	0	0	0						
SANTANDER	15/04/2015	9.97	0	0	0	0	0	1,600,000						
SCOTIA BANK INVERLAT	27/09/2010	10.72	0	0	0	0	1,405,000	0						
SCOTIA BANK INVERLAT	31/07/2008	7.38	8,000	0	56,000	0	0	0						
SCOTIA BANK INVERLAT	31/10/2006	7.38	40,000	0	0	0	0	0						
SCOTIA BANK INVERLAT	23/08/2012	10.06	0	0	0	0	0	550,000						
BANAMEX	12/01/2007	5.75							159,720	0	0	0	0	0
BANAMEX	15/12/2006	5.64							5,508	0	0	0	0	0
BANCO DE BRASIL	24/11/2006	14.89							25,332	0	0	0	0	0
BANCO DE BRASIL	23/11/2007	14.89							247,708	0	0	0	0	0
BANCO PROVINCIAL	30/05/2007	10.75							13,454	0	0	0	0	0
BANCO PROVINCIAL	07/12/2006	11.00							162,922	0	0	0	0	0
BANESTO	06/12/2006	12.00							143,454	0	0	0	0	0
BANK OF TOKIO	26/10/2012	5.84							0	0	0	0	0	275,380
BARCLAYS	30/06/2012	5.72							0	0	0	0	0	275,380
BAYERISCHE	16/10/2006	5.42							712	0	0	0	0	0
BAYERISCHE	15/12/2006	5.62							1,681	0	0	0	0	0
BAYERISCHE	15/05/2007	5.48							1,231	0	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 3 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BAYERISCHE	30/11/2008	5.72							3,452	0	13,807	0	0	0
BAYERISCHE	30/01/2007	6.04							485	0	0	0	0	0
BAYERISCHE	30/04/2007	5.76							1,429	0	0	0	0	0
BAYERISCHE	02/08/2007	5.94							5,159	0	0	0	0	0
BAYERISCHE	30/04/2007	5.66							2,449	0	0	0	0	0
BAYERISCHE	31/01/2008	5.94							0	0	2,845	0	0	0
BAYERISCHE	29/05/2013	5.69							42,498	0	28,332	28,332	28,332	70,830
BAYERISCHE	30/06/2010	3.44							19,788	0	79,157	39,576	19,788	0
BAYERISCHE	30/06/2009	3.27							39,202	0	29,230	13,687	0	0
BAYERISCHE	26/10/2012	5.84							0	0	0	0	0	275,380
BBVA	16/08/2007	11.75							49,682	0	0	0	0	0
BNB	15/12/2008	6.80							10,647	0	23,315	0	0	0
BRADESCO	08/06/2007	5.61							517,485	0	0	0	0	0
BRADESCO	08/06/2007	15.03							101,327	0	0	0	0	0
BRADESCO	16/02/2009	12.05							6,844	0	4,054	518	0	0
CAJA MADRID	27/05/2009	5.95							0	0	0	165,228	0	0
CALYON	14/12/2012	5.74							0	0	0	0	0	165,228
CITIBANK	03/09/2007	6.49							2,450,178	0	0	0	0	0
CITIBANK	09/05/2007	10.75							88,718	0	0	0	0	0
CITIBANK	01/11/2006	8.95							2,203,040	0	0	0	0	0
CITIBANK	04/05/2007	10.50							163,241	0	0	0	0	0
CITIBANK	10/04/2007	10.00							106,461	0	0	0	0	0
CITIBANK	30/05/2007	10.00							61,480	0	0	0	0	0
GE CAPITAL	20/12/2006	8.76							7,421	0	3,620	0	0	0
ITAU	30/05/2007	5.83							170,451	0	0	0	0	0
ITAU BUEN AYRE	10/04/2007	10.50							79,846	0	0	0	0	0
JP MORGAN	01/07/2009	7.25							0	0	0	3,281,714	0	0
KOF COLOMBIA	09/08/2007	9.34							157,570	0	0	0	0	0
SANTANDER	07/10/2010	5.31							860	0	3,439	1,719	1,719	0
STANDARD CHARTERED	27/05/2012	5.80							0	0	0	0	0	330,456
ITAU	15/12/2006	9.25							62,102	0	0	0	0	0
UNIBANCO	13/04/2007	5.85							286,052	0	0	0	0	0
UNIBANCO	15/12/2008	12.01							21,039	0	6,025	0	0	0
VOTORANTI	15/06/2009	11.70							2,349	0	1,762	694	0	0
WASHOVIA	15/01/2012	5.84							0	0	0	0	0	550,760

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 3 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL — INTERVALO DE TIEMPO						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA — INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
		0.00							0	0	0	0	0	0
CON GARANTIA														
BANCA COMERCIAL														
OTROS														
TOTAL BANCARIOS			320,192	0	212,548	369,048	3,852,714	9,541,255	7,422,977	0	195,586	3,531,468	49,839	1,943,414

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 3 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BURSATILES														
LISTADAS EN BOLSA (MEXICO Y/O EXTRANJERO)														
QUIROGRAFARIOS														
CON GARANTIA														
COLOCACIONES PRIVADAS														
QUIROGRAFARIOS														
BANAMEX	03/07/2008	10.08	0	0	1,250,000	0	0	0						
BANAMEX	02/07/2009	10.35	0	0	0	1,250,000	0	0						
SCOTIA BANK INVERLAT	10/07/2009	9.90	0	0	0	500,000	0	0						
SCOTIA BANK INVERLAT	13/11/2006	8.65	1,417,606	0	0	0	0	0						
SCOTIA BANK INVERLAT	20/04/2007	8.37	1,905,753	0	0	0	0	0						
SCOTIA BANK INVERLAT	11/07/2008	8.92	0	0	2,500,000	0	0	0						
SCOTIA BANK INVERLAT	16/04/2010	10.40	0	0	0	0	1,000,000	0						
SCOTIA BANK INVERLAT	18/04/2008	9.24	0	0	1,250,000	0	0	0						
CON GARANTIA														
TOTAL BURSATILES Y COLOCACIONES PRIVADAS			3,323,359	0	5,000,000	1,750,000	1,000,000	0	0	0	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 3 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DESGLOSE DE CREDITOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA CONCERTACION		VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
PROVEEDORES														
PROVEEDORES VARIOS	31/12/2006	0.00	5,709,635	0	0	0	0	0						
PROVEEDORES VARIOS	31/12/2006	0.00							3,438,878	0	0	0	0	0
TOTAL PROVEEDORES			5,709,635	0	0	0	0	0	3,438,878	0	0	0	0	0
OTRO PASIVOS CIRCULANTES Y OTROS CREDITOS														
OTROS PASIVOS	31/12/2006	0.00	3,186,796	0	0	0	0	0						
OTROS PASIVOS	31/12/2006	0.00							1,820,925	0	0	0	0	0
TOTAL GENERAL			12,539,982	0	5,212,548	2,119,048	4,852,714	9,541,255	12,682,780	0	195,586	3,531,468	49,839	1,943,414

OBSERVACIONES

CLAVE DE COTIZACIÓN: FEMSA TRIMESTRE: 3 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

POSICION MONETARIA EN MONEDA EXTRANJERA

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

POSICION EN MONEDA EXTRANJERA	DOLARES		OTRAS MONEDAS		TOTAL MILES DE PESOS
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	
ACTIVO MONETARIO	222,817	2,454,369	605,361	6,668,172	9,122,541
PASIVO	891,443	9,819,419	1,385,077	15,256,904	25,076,323
CORTO PLAZO	190,032	2,093,240	1,054,198	11,612,203	13,705,443
LARGO PLAZO	701,411	7,726,179	330,879	3,644,701	11,370,880
SALDO NETO	(668,626)	(7,365,050)	(779,716)	(8,588,732)	(15,953,782)

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 3 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO DE RESULTADO POR POSICION MONETARIA
(MILES DE PESOS)

CONSOLIDADO

Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA ACTIVA (PASIVA)	INFLACION MENSUAL	EFECTO MENSUAL ACTIVO (PASIVO)
ENERO	16,642,524	46,992,496	30,349,972	0.59	(177,976)
FEBRERO	17,937,633	46,814,739	28,877,106	0.15	(44,184)
MARZO	14,775,582	46,450,716	31,675,134	0.13	(39,740)
ABRIL	19,858,278	47,621,348	27,763,070	0.15	(40,709)
MAYO	16,619,186	48,519,715	31,900,529	(0.45)	142,018
JUNIO	14,464,857	48,007,941	33,543,084	0.09	(28,968)
JULIO	15,910,214	48,650,428	32,740,214	0.27	(89,780)
AGOSTO	16,393,521	47,446,492	31,052,971	0.51	(158,468)
SEPTIEMBRE	17,765,456	47,072,805	29,307,349	1.01	(295,858)
ACTUALIZACIÓN				0.00	(6,106)
CAPITALIZACIÓN				0.00	0
EMP. EXTRANJERAS				0.00	(65,804)
OTROS				0.00	0
TOTAL					(805,575)

OBSERVACIONES

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

La Compañía tiene financiamientos con diferentes instituciones, las cuales estipulan diferentes restricciones y condiciones que consisten principalmente en niveles máximos de capitalización y apalancamiento, capital contable mínimo consolidado y razones de cobertura de deuda e intereses. A la fecha de emisión de los presentes estados financieros consolidado, la Compañía cumple con todas las restricciones y condiciones establecidas en sus contratos de financiamiento.

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

NO APLICA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 3 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

CONSOLIDADO

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA	% DE UTIL
FEMSA CERVEZA		0	0.00
CERVEZA	PRODUCCION DE CERVEZA	33,696	83.00
HERMETAPAS	MANUFACTURA DE HERMETAPAS	18,000	93.00
TAPA ECOLOGICA	MANUFACTURA DE TAPAS METALICAS	4,300	100.00
LATA BEBIDAS	MANUFACTURA LATA BEBIDAS	3,500	100.00
BOTELLAS DE VIDRIO	FABRICACION DE BOTELLAS DE VIDRIO	1,300	90.00
COCA-COLA FEMSA		0	0.00
MEXICO	ELABORACION, EMBOTELLADO Y	1,474	70.00
GUATEMALA	ELABORACION, EMBOTELLADO Y	31	76.00
NICARAGUA	ELABORACION, EMBOTELLADO Y	61	48.00
COSTA RICA	ELABORACION, EMBOTELLADO Y	61	53.00
PANAMA	ELABORACION, EMBOTELLADO Y	55	36.00
COLOMBIA	ELABORACION, EMBOTELLADO Y	285	63.00
VENEZUELA	ELABORACION, EMBOTELLADO Y	284	60.00
BRASIL	ELABORACION, EMBOTELLADO Y	449	58.00
ARGENTINA	ELABORACION, EMBOTELLADO Y	192	80.00
FEMSA EMPAQUES		0	0.00
GRAFO-REGIA	PRODUCCION DE ETIQUETAS Y	14	62.00
VENDO	FABRICA DE REFRIGERADORES	180	100.00

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 3 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST NAL	% COSTO PRODUCCION TOTAL
NO APLICA					0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 3 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART MDO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NACIONALES					
COCA COLA FEMSA	0	0	0.0		
BEBIDAS EMBOTELLADAS	808,224	22,565,634	0.0	COCA-COLA,	CONSUMIDOR FINAL
	0	0	0.0	COCA-COLA LIGHT	
	0	0	0.0	SPRITE,LIFT,CIEL	
	0	0	0.0	DELAWARE PUNCH,FANTA	
	0	0	0.0	SENZAO, BEAT	
	0	0	0.0	NESTEA, SPRITE CERO	
	0	0	0.0	FRESCA, CIEL MINERAL	
	0	0	0.0	POWERADE	
	0	0	0.0	MICKEY AVENTURAS	
	0	0	0.0	DASANI, CIEL AQUARIU	
FEMSA CERVEZA	0	0	0.0		
CERVEZA	19,188	18,554,360	0.0	TECATE	CONSUMIDOR FINAL
	0	0	0.0	TECATE LIGHT,SOL	
	0	0	0.0	CARTA BLANCA	
	0	0	0.0	SUPERIOR	
	0	0	0.0	DOS EQUIS LAGER	
	0	0	0.0	DOS EQUIS, INDIO	
	0	0	0.0	BOHEMIA	
FEMSA COMERCIO	0	0	0.0		
VENTAS AL DETALLE	0	25,942,894	0.0		CONSUMIDORES
	0	0	0.0		
OTRAS VENTAS	0	117,243	0.0		
EXTRANJERAS					
BEBIDAS EMBOTELLADAS	666,458	19,127,106	0.0	COCA-COLA, COCA-COLA	CONSUMIDOR FINAL
	0	0	0.0	FRESCA. AGUA NATURAL	
	0	0	0.0	KIST, AGUA NAYA	
	0	0	0.0	ALPINA, BAVARIA	
	0	0	0.0	BLACK FIRE	
	0	0	0.0	CANADA DRY, CHINOTTO	
	0	0	0.0	GINGER ALE, HI-C	
	0	0	0.0	HIT COLA, JUIZ, KUAT	
	0	0	0.0	AGUA CLUB K	

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
	0	0	0.0	CEPITA, CARIOCA,	
	0	0	0.0	FANTA, DASANI	
CERVEZA	8,203	5,075,436	0.0	TECATE, DOS EQUIS	CONSUMIDORES Y
	0	0	0.0	SOL, BOHEMIA	DETALLISTAS
	0	0	0.0	CARTA BLANCA	
LATA BEBIDAS	283,152	210,315	0.0	FAMOSA	INTERCER, BUCANERO
	0	0	0.0		CARIBBEAN BOTTLERS
	0	0	0.0		FLORIDA ICE/FARM
	0	0	0.0		LOS PORTALES
	0	0	0.0		COCA COLA PANAMA
	0	0	0.0		KERN BEVERAGES
	0	0	0.0		CERVECERIA LA NACION
	0	0	0.0		KERN DE GUATEMALA
	0	0	0.0		LOS PORTALES/KERN DE
	0	0	0.0		GUATEMALA
HERMETAPA	7,661,616	439,119	0.0	FAMOSA	INTERCER, CARIBBEAN
	0	0	0.0		BOTTLERS, LABATT
	0	0	0.0		PENS, MILLER,
	0	0	0.0		PREMIERE BEVERAGES
	0	0	0.0		(IBC) MOTTS
	0	0	0.0		CARIBBEAN DEVELOPMEN
	0	0	0.0		LION BREWERY INC
	0	0	0.0		SIERRA NEVADA BREWIN
	0	0	0.0		FX MATT BREWING
	0	0	0.0		THE BOSTON BEER BREW
	0	0	0.0		SNAPPLE BEVERAGE
	0	0	0.0		GROUP
	0	0	0.0		(STEWARDS BEVERAGES)
	0	0	0.0		MALTA INDIA,
	0	0	0.0		CERV INDIA, UNITED
	0	0	0.0		DISTILERS (DIAGEO)
	0	0	0.0		LEADING EDGE, G3
	0	0	0.0		ENTERPRISE
	0	0	0.0		ANCHOR BREWING

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA TRIMESTRE 3 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART MDO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
	0	0	0.0		LATROBE BREWING CO
	0	0	0.0		LOS PORTALES
	0	0	0.0		KERN DE GUATEMALA
TAPA ECOLOGICA	264,152	60,444	0.0	FAMOSA	INTERCER, CARIBBEAN
	0	0	0.0		BOTTLERS,LOS PORTALE
FLEXIBLES (TONS)	583	29,930	0.0	GRAFO REGIA	COLGATE PALMOLIVE
	0	0	0.0		KELLOG
BOTELLAS	12,408	14,716	0.0	SIVESA	INTERCER, BUCANERO
	0	0	0.0		CARIBBEAN BOTTLERS
OTRAS VENTAS	0	394,815	0.0		
	0	0	0.0		
TOTAL		92,532,012			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA | TRIMESTRE 3 | AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO | CONSOLIDADO

VENTAS EXTRANJERAS | Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
EXPORTACION					
FEMSA CERVEZA	0	0			
CERVEZA	2,249	2,275,748	77 PAISES	TECATE, DOS EQUIS	CONSUMIDORES
	0	0		SOL, BOHEMIA	Y DETALLISTAS
	0	0		CARTA BLANCA	
FEMSA EMPAQUES	0	0			
LATA BEBIDAS	283,152	210,315	COSTA RICA/ CARIBE/	FAMOSA	INTERCER, BUCANERO
	0	0	GUATEMALA		CARIBBEAN BOTTLERS
	0	0			FLORIDA ICE/FARM
	0	0			(CERV COSTA RICA)
	0	0			LOS PORTALES
	0	0			COCA COLA PANAMÁ
	0	0			KERN BEVERAGES
	0	0			CERVERIA LA NACIONAL
	0	0			KERN DE GUATEMALA
	0	0			LOS PORTALES
	0	0			KERN DE GUATEMALA
HERMETAPA	7,661,616	439,119	USA/TRIN Y TOBAGO	FAMOSA	INTERCER, CARIBBEAN
	0	0	CARIBE		BOTTLERS
	0	0			LABATT PENS, MILLER
	0	0			PREMIERE BEVERAGES
	0	0			(IBC)MOTTS CARIBBEAN
	0	0			DEVELOPMENT CO, LION
	0	0			BREWERY, INC, SIERRA
	0	0			NEVADA BREWING,
	0	0			FX MATT BREWING
	0	0			THE BOSTON BEER BREW
	0	0			SNAPPLE BEVERAGE
	0	0			GROUP (STEWARDS BEVE
	0	0			RAGES) MALTA INDIA
	0	0			CERV INDIA, UNITED
	0	0			DISTILERS (DIAGEO)
	0	0			LEADING EDGE, G3
	0	0			ENTERPRISE ANCHOR

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA TRIMESTRE 3 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO CONSOLIDADO

VENTAS EXTRANJERAS Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
	0	0			BREWING, LATROBE
	0	0			BREWING CO,
	0	0			LOS PORTALES
	0	0			KERN DE GUATEMALA
TAPA ECOLOGICA	264,152	60,444	CARIBE	FAMOSA	INTERCER, CARIBBEAN
	0	0			BOTTLERS, LOS PORTAL
	0	0			BUCANEROS,
	0	0			KERN BEVERAGES
FLEXIBLES (TONS)	583	29,930	CENTROAMERICA	GRAFO	COLGATE PALMOLIVE
	0	0			KELLOG
BOTELLAS	12,408	14,716	CARIBE	SISA	INTERCER, CARIBBEAN
	0	0			BOTTLERS
OTRAS VENTAS	0	394,815			
SUBSIDIARIAS EN EL EXTRANJERO					
COCA-COLA FEMSA	0	0			
CENTROAMERICA	87,677	3,008,452		COCA-COLA, COCA-COLA	
COLOMBIA	137,052	3,719,839		AGUA NATURAL, KIST	
VENEZUELA	132,820	4,649,561		AGUA NAYA, ALPINA	
BRASIL	192,038	5,515,944		BAVARIA, BLACK FIRE	
ARGENTINA	116,872	2,233,310		CANADA DRY, CHINOTTO	
	0	0		GINGER ALE, HI-C	
	0	0		HIT COLA, JUIZ	
	0	0		KUAT,	
	0	0		CEPITA, CARIOCA	
	0	0		FANTA, AGUA CLUB K	
	0	0		DASANI, FRESCA	
FEMSA CERVEZA	0	0			
BRASIL	5,954	2,799,688		KAISER	CONSUMIDORES Y
	0	0		BAVARIA	DETALLISTAS
	0	0		BRAVARA	
	0	0		HEINEKEN	
	0	0		SANTA CERVA	
	0	0		PALMA LOUCA, SOL	
	0	0		SUMMER DRAFT, XINGU	

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 3 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
	0	0			
TOTAL		25,351,881			

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE 3 AÑO 2006

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

Impresión Final

SERIES	VALOR NOMINAL($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B	0.0000	0	600,000,000	2,482,140,090	0	2,482,140,090	300,000	2,681,855
D	0.0000	0	0	2,881,570,360	0	2,881,570,360	0	0
TOTAL			600,000,000	5,363,710,450	0	5,363,710,450	300,000	2,681,855

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 5,963,710,450

OBSERVACIONES

INFORMACION DE PROYECTOS (Proyecto, Monto Ejercido y Porcentaje de Avance)

NO APLICA

Incorporacion de subsidiarias en el extranjero.

Los registros contables de las subsidiarias en el extranjero se preparan en la moneda local del país de origen y de acuerdo con los principios contables aplicables para cada país. Para efectos de incorporar los estados de situación financiera individuales de cada subsidiaria extranjera en los estados financieros consolidados de FEMSA son convertidos a NIF mexicanos y se actualizan a poder adquisitivo de la moneda local aplicando la inflación del país de origen y posteriormente, se convierten a pesos mexicanos utilizando el tipo de cambio de cierre a la fecha del último estado de situación financiera presentado.

La variación en la inversión neta en la subsidiaria en el extranjero generada por la fluctuación del tipo de cambio, se incluye en el resultado acumulado por conversión y se registra en el capital contable formando parte de la utilidad neta integral.

El tratamiento contable del costo integral de financiamiento cuando la Compañía designa la inversión de la subsidiaria adquirida en el extranjero como cobertura económica del financiamiento relacionado, es el siguiente:
La fluctuación cambiaria se presenta en la cuenta de resultado por conversión hasta por el monto en el que la inversión cubra el financiamiento contratado, neto de su efecto fiscal. La fluctuación cambiaria correspondiente a la parte no cubierta del financiamiento se registra en el costo integral de financiamiento; y
El resultado por posición monetaria se calcula utilizando factores de inflación del país de origen de la subsidiaria hasta por el monto en el que la inversión cubra el financiamiento contratado. La parte del resultado por posición monetaria no cubierta del financiamiento se calcula utilizando factores de inflación del país de origen de la compañía que contrate el financiamiento. El efecto total se registra en el costo integral de financiamiento.

A la fecha de los presentes estados financieros la Compañía no tiene designada ninguna inversión como cobertura económica.

Los saldos de financiamiento intercompañías de subsidiarias en el extranjero se consideran inversiones a largo plazo, por lo que el resultado por posición monetaria y la fluctuación generados por dichos saldos, se registran en la cuenta de resultado acumulado por conversión, en el capital contable como parte de la utilidad neta integral. Los saldos de financiamiento intercompañías se consideran inversiones de largo plazo dado que no se planea su pago en el corto plazo.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2006

Fomento Económico Mexicano, S.A. de C.V.



By: ____________________



Name: Javier Astaburuaga Sanjines
Title: Chief Financial Officer